Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Six Months Ended
	December 31, 2011	December 31, 2011

Income available to common stockholders	$470	$2,488

Weighted average shares outstanding	66,498	66,733

Basic earnings per share	$0.01	$0.04

Income for diluted earnings per share	$470	$2,488

Total weighted average common shares and equivalents outstanding for diluted computation	66,498	66,733

Diluted earnings per share	$0.01	$0.04